November 02, 2007

Ms. Kristi Marrone, Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Systems Management Solutions Inc. (“the Company”)
Form 10-KSB for the year ended December 31, 2006
Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007
File No. 000-30803

Dear Ms. Marrone:

This letter is intended to respond to your letter of October 20, 2007

Form 10-KSB for the year ended December 31, 2006, Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Consolidated Statements of Operations

1. We note that you have classified all of the identifiable assets of your alternative fuels segment as held for sale. We also note from you disclosures on pages 6 and F-10 that you are currently soliciting buyers for the SMSE plant. In that regard, please revise to classify the operations of SMSE as discontinued in your consolidated statements of operations or advise us why a revision is unnecessary. Refer to paragraphs 41-44 of SFAS 144

Response:The assets held for sale were those assets located at SMS Envirofuels, Inc. (“SMSE”) production facility located in Poteet, Texas. At the time each of these reports was filed, SMSE, the wholly owned subsidiary of the Company, was considering and reviewing letters of intent, verbal offers and written inquiries from investment groups that provided for a purchase of the assets and SMSE’s continued management of the facility. This arrangement was preferred by the Company and actively sought by SMSE management. However, at September 30, 2007, key personnel changes have altered SMSE’s ability to provide continued management and physical operation of the facility. In our 10-QSB for the quarter ended September 30, 2007, we have made the determination to discontinue this segment and reflect accordingly in our financial statements and notes.

Note 13 - Operating Segments and Related Information, page F-14

2. In future filings, please reconcile “Profit from Operations” to consolidated income before income taxes, extraordinary items and discontinued operations and reconcile “ Identifiable Assets” to consolidate assets. Refer to paragraph 32 of SFAS 131.

Response: In future filings, the Company will provide the reconciliations required by Paragraph 32 of SFAS 131 for our Annual reports and the reconciliations required by Paragraph 33 of SFAS 131 for our Interim reports.

Exhibit 31

3. In future filings, please 1) remove the reference to the certifying officer’s title in the introductory paragraph as the certification is to be made in a personal capacity, 2) refer to the document as “report” rather than “quarterly” or “annual” report and 3) refer to Systems Management Solutions, Inc. as “small business issuer” rather than “registrant”. Refer to Item 601(b)(31) of Regulation S-B.

Response: The Company will correct all future filings to exclude the certifying officer’s title; will include the reference to “report” and exclude any references to “annual” or “ quarterly”; and will refer to the Company as “small business issuer” and not “registrant”.

Exhibit 32

4. Please amend your 10-KSB to include section 906 certifications applicable to the 2006 Form 10-KSB. Your current certifications reference Form 10-KSB for the year ended December 31, 2005

Response:The Company will file an amended return to include section 906 certifications applicable to the 2006 Form 10-KSB

Company Statement:

Systems Management Solutions, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. In addition, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Systems Management Solutions, Inc., a Nevada Corporation

By: /s/ Jim Karlak

James Karlak, President and Chief Executive Officer